SKADDEN, ARPS, SLATE, MEAGHER & FLOM

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JOHN ADEBIYI ♦

CHRISTOPHER W. BETTS

WILL H. CAI ^

EDWARD H.P. LAM ♦*

HAIPING LI *

RORY MCALPINE ♦

CLIVE W. ROUGH ♦

JONATHAN B. STONE *

ALEC P. TRACY *

^ (ALSO ADMITTED IN CALIFORNIA)

♦ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

Z. JULIE GAO (CALIFORNIA)

BRADLEY A. KLEIN (ILLINOIS)

GREGORY G.H. MIAO (NEW YORK)

ALAN G. SCHIFFMAN (NEW YORK)

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CONFIDENTIAL

February 1, 2016

Mail Stop 3720

Larry Spirgel, Assistant Director

Celeste M. Murphy, Legal Branch Chief

William Mastrianna, Attorney-Adviser

Ivette Leon, Assistant Chief Accountant

Jamie Kessel, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             China Online Education Group (CIK No. 0001659494)

Response to the Staff’s Comment Letter Dated January 14, 2016

Dear Mr. Spirgel, Ms. Murphy, Mr. Mastrianna, Ms. Leon and Ms. Kessel:

On behalf of our client, China Online Education Group, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 14, 2016. Concurrently with the submission of this letter, the Company is submitting a revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential non-public review pursuant to the Jumpstart Our Business Startups Act.

To facilitate your review, we have separately delivered to you today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the draft registration statement confidentially submitted to the Commission on December 21, 2015, and two copies of the submitted exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

General

1.                                      As soon as practicable, please furnish us with a statement as to whether the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from FINRA informing us that FINRA has no additional concerns.

The Company respectfully advises the Staff that the underwriting arrangement is not yet finalized and FINRA’s clearance is expected to be obtained before the effectiveness of the registration statement. The Company confirms that prior to the effectiveness of the registration statement, the Company will arrange to have FINRA call the Staff or provide a copy of FINRA’s no objection letter to the Staff indicating that FINRA has no additional concerns.

2.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, presented to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company confirms that neither the Company nor any of its authorized representatives has presented to potential investors any written communication in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). If any such written communication is presented to potential investors in the future, the Company will promptly provide the Staff with a copy of the written communication.

The Company further confirms that to the knowledge of the Company, no broker or dealer that is participating or will participate in the Company’s offering has published or distributed any research reports about the Company in reliance upon Section 2(a)(3) of the Securities Act. If any such research report is published or distributed by the broker or dealer that is participating or will participate in its offering in the future, the Company will provide the Staff with a copy of the research report promptly.

3.                                      We note references to third-party market data throughout the prospectus, including references to the report you commissioned from Frost & Sullivan. Please provide us with copies of any materials that support third-party statements, clearly cross-referencing a statement with the underlying factual support. Confirm to us whether any of these documents are publicly available. To the extent any other reports other than the Survey have been prepared specifically for this filing, file consents from those sources as well.

The Company encloses as Annex A to this letter the relevant portions of the industry and market data from Frost & Sullivan, the National Bureau of Statistics of China and the Philippine Statistics Authority, supporting the corresponding statements in the Registration Statement.

The Company confirms that the data from the National Bureau of Statistics of China and the Philippine Statistics Authority are publicly available, and that report prepared by Frost & Sullivan is not publicly available. The Company further confirms that other than the report prepared by Frost & Sullivan, whose consent has been submitted and will be filed as an exhibit to the registration statement on Form F-1, there are no other reports that have been prepared specifically for this filing.

Summary

Corporate History and Structure, page 5

4.                                      For clarification, please include a fuller statement of the assets and operations that Dasheng Zhixing directly controls and operates.

In response to the Staff’s comment, the Company has revised disclosure on pages 5 and 66 of the Revised Draft Registration Statement to describe the assets and operations that Dasheng Zhixing directly controls and operates, which include the ICP license necessary for the operation of the Company’s online platform in China, all of the Company’s domain names, including 51talk.com, all of the Company’s registered trademarks in China and three of the Company’s registered software copyright that are essential to the Company’s online operation in PRC. Dasheng Zhixing had 1,316 employees and leased seven office facilities as of September 30, 2015.

Summary Operating Data, page 13

5.                                      Please clarify here and throughout the definitions of “active students” and “paying students.” It appears that active students have “booked at least one paid lesson” while paying students are defined as having “purchased a course package.” You refer to both your pre-paid and membership payment plans as packages. It is unclear if the number of active students includes those paying students who have purchased a course package and have additionally booked at least one paid lesson. Please also clarify if “active students” includes students who have attended at least one paid lesson.

In response to the Staff’s comment, the Company has revised disclosure on pages 13, 77 and 115 of the Revised Draft Registration Statement to clarify the definitions of “active students” and “paying students.”

The Company respectfully advises the Staff that it offers “free trial lessons” to prospective students, and after a student has purchased a course package, the student is able to book “paid lessons” on the Company’s platforms. In the Revised Draft Registration Statement, a “paying student” for a specific period refers to a student that “purchased” a course package during the period. Such paying student may book paid lessons in the same period and/or in the future periods. On the other hand, an “active student” for a specific period refers to a student who “booked” at least one paid lesson during the period. Such active students might have purchased a course package in the same period or any previous periods. The number of paying students directly drive the Company’s gross billings, which is an important operating metric that measures the scale and success of its business. The number of active students and the number of paid lessons correlate to the Company’s revenue, given that the fees for lessons taken under pre-paid packages are recognized as revenue when lesson are booked.

The Company further advises the Staff that, in the Revised Draft Registration Statement, a lesson is considered “booked” when it is taken or when the student to such lesson is confirmed absent. “Confirmed absent” means the student did not attend such lesson and did not cancel such lesson within the allowed period of time for cancellation prior to such lesson. “Taken” means the student attended such lesson.  Therefore,

“active students” for a specified period includes students who have attended at least one paid lesson in such period.

Corporate History and Structure, page 66

6.                                      We note your statement that, pursuant to the October 2014 reorganization, “we transferred the bulk of our business operations in Philippines Co I to Philippines Co II, and we began to enter into employment agreements with new full-time employees in the Philippines using Philippines Co II.” Please fully describe which specific “business operations” were transferred to Philippines Co II. Disclose which specific assets remain with Philippines Co I, including any licenses, etc. Please also discuss which operations currently are located within Philippines Co I and within Philippines Co II.

The Company respectfully advises the Staff that after the internal reorganization in October 2014, Philippines Co I conducts the free trial lessons delivered by free trial teachers based in Baguio City, Philippines and Philippines Co II conducts the remainder of its business operations in the Philippines, including teacher sourcing, teacher engagement, teacher training, teacher quality control, course content development and free trial lessons offered by free trial teachers based in Manila, Philippines. The assets remaining within Philippines Co I include the office leasehold and office equipment in Baguio City, Philippines. Philippines Co I continues to employ free trial teachers and certain supporting staff based in Baguio City, Philippines. The Company is in the process of transferring all business operations and assets of Philippines Co I to Philippines Co III. Please refer to the Company’s response to comment 8 below.

In response to the Staff’s comment, the Company has revised disclosure on pages 5 and 66 of the Revised Draft Registration Statement to disclose the purpose of Philippines Co I.

7.                                      Disclose the purpose of the Philippines Co I entity.

In response to the Staff’s comment, the Company has revised disclosure on pages 5 and 66 of the Revised Draft Registration Statement to disclose the purpose of Philippines Co I both prior to and following the reorganization in October 2014.

8.                                      We note your disclosure that you “plan to transfer all the remaining business operations and assets of Philippines Co I to [a] new subsidiary” also based in the Philippines. Please clarify if this new subsidiary has already been established and please describe what operations and assets will be transferred to the new subsidiary. Update your corporate structure diagrams to reflect this future subsidiary.

The Company respectfully advises that On Demand English Innovations Inc., or Philippines Co III, was incorporated on January 14, 2016. The Company is in the process of transferring all business operations and assets of Philippines Co I to Philippines Co III, including the office leasehold and office equipment in Baguio City, Philippines. Philippines Co III will make offers to the free trial teachers and support staff currently employed by Philippines Co I and enter into new employment agreements with them upon their acceptance.

In response to the Staff’s comment, the Company has revised disclosure on pages 5, 6, 67 and 68 of the Revised Draft Registration Statement to update the corporate structure diagram and the transfer of business operations and assets from Philippines Co I to Philippines Co III.

9.                                      For clarity of disclosure, please also summarize the anticipated scope and terms of contractual arrangements, if any, between and amongst your to-be-established subsidiary in the Philippines and China Online Education, Dasheng Zhixing, et. al.

The Company respectfully advises the Staff that in order to comply with the Philippine Corporation Code, there are five shareholders, who are also directors, of Philippines Co III holding an aggregate of 0.004% of the equity interest of Philippines Co III. A series of contractual arrangements were entered into among the Company, Philippines Co III and such five shareholders of Philippines Co III on February 1, 2016. These contractual arrangements provide the Company with an exclusive option to purchase all of the equity interests in Philippines Co III held by these five individual shareholders and the power to exercise their respective shareholder rights.

In response to the Staff’s comment, the Company has revised disclosure on pages 5, 6, 67, 68, 70 and 71 of the Revised Draft Registration Statement to disclose the scope and terms of the contractual arrangements among the Company, Philippines Co III and the individual shareholders of Philippines Co III.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 75

10.                               We note your disclosure on page 19 that you have observed an increase in student forfeiture rate historically. Please address this issue in MD&A including the trend information and its impact on your business, financial condition, results of operations and reputation, as material.

In response to the Staff’s comment, the Company has revised disclosure on page 77 of the Revised Draft Registration Statement to discuss the trend information and impact of student forfeiture rate historically.

Business

Sales Process, page 117

11.                               We note that you provide free trial lessons to prospective students. It also appears that DuoShuoYingYu is your free mobile app that “engages users who may not have purchased our course packages...” Please clarify if students who have taken your free trial lessons through DuoShuoYingYu or elsewhere can be included within your “active students” number.

In response to the Staff’s comment, the Company has revised disclosure on page 117 of the Revised Draft Registration Statement to clarify that students who have taken free trial lessons through DuoShuoYingYu or elsewhere (and have not booked any paid lessons) are not included within the “active students” number, because such free trial lessons are not paid lessons.

Consolidated Financial Statements, page F-1

12.                               Please update your financial statements and corresponding financial information included throughout the filing to comply with Item 8.A.4 of the Form 20-F. Refer to Instruction 2 of Item 8.A.4 of the Form 20-F. Alternatively, please submit a formal waiver request to the Division of Corporation Finance´s Office of Chief Accountant.

The Company submitted a letter dated January 21, 2016 to the Division of Corporation Finance’s Office of Chief Accountant in respect of the waiver request by the Company of the requirement of Item 8.A.4 of Form 20-F, and the Company will file such letter as an exhibit to the registration statement on Form F-1 pursuant to Instruction 2 to Item 8.A.4 of Form 20-F.

The Company received a facsimile communication from the Division of Corporation Finance, dated January 25, 2016, which facsimile communication stated that the Staff will waive the requirement to include audited financial statements of the Company as of a date not older than 12 months at the time the registration statement is filed, provided that the Company complies with the 15-month requirement of Item 8.A.4 of Form 20-F and files the representations identified in Instruction 2 to Item 8.A.4 of Form 20-F as an exhibit to the registration statement.

*                                         *                                         *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or Vincent Cheuk, the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86-10-6533-2010 or via e-mail at vincent.cheuk@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:                                Jack Jiajia Huang, Chairman and Chief Executive Officer, China Online Education Group

Jimmy Lai, Chief Financial Officer, China Online Education Group

Will H. Cai, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Vincent Cheuk, Partner, PricewaterhouseCoopers Zhong Tian LLP

Walter Zhang, Partner, PricewaterhouseCoopers Zhong Tian LLP

David T. Zhang, Esq., Partner, Kirkland & Ellis International LLP

Benjamin W. James, Esq., Partner, Kirkland & Ellis International LLP

Annex A

China Online Education Group

Table of Third-party Market Data and Supporting Document

Item	Statement in Form F-1	Page No. in Form F-1	Supporting Document	Page No. in Supporting Document

A	According to the Frost & Sullivan Report, we are one of the top online education platforms as measured by gross billings in the first half of 2015, and the largest fully online English education platform in China, as measured by the number of lessons booked and the number of paying students in the first half of 2015, as well as the number of available foreign teachers as of June 30, 2015.	1, 75, 102, 104	Frost & Sullivan Report	69

B	According to the Frost & Sullivan Report, we are one of the top online education platforms as measured by gross billings in the first half of 2015, and the largest fully online English education platform in China, as measured by the number of lessons booked and the number of paying students in the first half of 2015, as well as the number of available foreign teachers as of June 30, 2015.	1, 75, 102, 104	Frost & Sullivan Report	71

C	According to the Frost & Sullivan Report, we are one of the top online education platforms as measured by gross billings in the first half of 2015, and the largest fully online English education platform in China, as measured by the number of lessons booked and the number of paying students in the first half of 2015, as well as the number of available foreign teachers as of June 30, 2015.	1, 75, 102, 104	Frost & Sullivan Report	70

D	According to the Frost & Sullivan Report, China’s private education market reached RMB920.1 billion (US$144.8 billion) in 2014, and is expected to further grow at a CAGR of 15.2% to RMB1,864.5 billion (US$293.4 billion) in 2019.	2, 98	Frost & Sullivan Report	36

E	China’s online English education market in terms of gross billings increased from RMB3.4 billion (US$0.5 billion) in 2010 to RMB12.5 billion (US$2.0 billion) in 2014, representing a CAGR of 38.5%, and is expected to further increase to RMB100.8 billion (US$15.9 billion) in 2019, representing a CAGR of 51.8% from 2014. (pages 3, 75, 99) Chart: China’s online English education market (RMB in billions) (page 100)	3, 75, 99, 100	Frost & Sullivan Report	53

F	China’s online education market in terms of gross billings increased from RMB46.1 billion (US$7.3 billion) in 2010 to RMB101.6 billion (US$16.0 billion) in 2014, representing a CAGR of 21.8%, and is expected to further increase to RMB456.8 billion (US$71.9 billion) in 2019, representing a CAGR of 35.1% from 2014. Chart: China’s online education market (RMB in billions)	98	Frost & Sullivan Report	38

G	According to the Frost & Sullivan Report, mobile internet users as a percentage of all internet users in China is expected to increase from 85.8% in 2014 to 98.4% in 2019.	98	Frost & Sullivan Report	11

H	According to a survey conducted by Frost & Sullivan, or the Survey, more than 90% of the participants who have taken online courses intend to take online lessons on mobile platforms.	98	Frost & Sullivan Report	78

I	In 2014, the English speaking population in China as a percentage of total population was significantly lower than those in Singapore, Hong Kong, and Malaysia.	99	Frost & Sullivan Report	28

J	According to the Survey, people value quality of teachers, lesson format and brand reputation as the top considerations when selecting English education providers. In particular, the majority of the participants prefer small group or one-on-one lesson over large group lesson formats for English education. (page 99) According to the Survey, students considered the quality of teachers to be the most important factor in selecting an English education provider and rated our teachers to be of the highest quality as compared with leading online education companies. (page 104)	99, 104	Frost & Sullivan Report	79

K	China’s English education market in terms of gross billings grew from RMB79.5 billion (US$12.5 billion) in 2010 to RMB128.6 billion (US$20.2 billion) in 2014, representing a CAGR of 12.8%, and is expected to further increase to RMB352.7 billion (US$55.5 billion) in 2019, representing a CAGR of 22.4% from 2014. Chart: China’s English education market (RMB in billions)	99	Frost & Sullivan Report	47

L	According to the Frost & Sullivan Report, the K-12 segment of the online English education market in China is expected to grow from RMB4.6 billion (US$0.7 billion) in 2014 to RMB48.5 billion (US$7.6 billion) in 2019.	100	Frost & Sullivan Report	58

M	According to the Frost & Sullivan Report, China’s online live interactive English education market in terms of gross billings increased from RMB75.1 million (US$11.8 million) in 2010 to RMB0.7 billion (US$0.1 billion) in 2014, representing a CAGR of 74.0%, and is expected to further increase to RMB30.4 billion (US$4.8 billion) in 2019, representing a CAGR of 113.4% from 2014.	100	Frost & Sullivan Report	62

N	Furthermore, according to the Frost & Sullivan Report, in 2014, the average monthly salary in the Philippines was US$192.6, as compared to the average monthly salary for foreign teachers in China of US$1,426.5.	101	Frost & Sullivan Report	23

O

Furthermore, according to the Frost & Sullivan Report, in 2014, the average monthly salary in the Philippines was US$192.6, as compared to the average monthly salary for foreign teachers in China of US$1,426.5. (page 101)

The average monthly pay of a typical teacher on our platform is approximately RMB3,520 (US$554), assuming he or she instructs 16 lessons per day for five days each week, which is approximately one-third the pay of a typical foreign English teacher in China in 2014. (page 106)

However, our pay is highly competitive with other comparable opportunities in the Philippines, such as call centers and public school teachers, who in 2014 provided average monthly salaries of US$495.7 and US$412.8, respectively, according to the Frost & Sullivan Report. (page 106)

		101, 106	Frost & Sullivan Report	26

P	In addition, according to the Frost & Sullivan Report, the Philippines is ranked among the top 10 countries in the world by total number of English speakers in 2014.	101	Frost & Sullivan Report	28

Q	According to the Survey, students considered the quality of teachers to be the most important factor in selecting an English education provider and rated our teachers to be of the highest quality as compared with leading online education companies.	104	Frost & Sullivan Report	83

R	According to the Survey, students perceived our course package to be of the highest value for money among leading online and offline English education companies.	105	Frost & Sullivan Report	87

S	According to the Frost & Sullivan Report, as of December 31, 2014, the population of K-12 students, college students and working adults in China reached 180.0 million, 25.5 million and 772.5 million, respectively, and the frequency of overseas travelling of residents in China reached 107.3 million times during 2014.	99	Frost & Sullivan Report	31

T	According to the Frost & Sullivan Report, as of December 31, 2014, the population of K-12 students, college students and working adults in China reached 180.0 million, 25.5 million and 772.5 million, respectively, and the frequency of overseas travelling of residents in China reached 107.3 million times during 2014.	99	Frost & Sullivan Report	32

U	According to the Frost & Sullivan Report, as of December 31, 2014, the population of K-12 students, college students and working adults in China reached 180.0 million, 25.5 million and 772.5 million, respectively, and the frequency of overseas travelling of residents in China reached 107.3 million times during 2014.	99	Frost & Sullivan Report	33

V	According to the Frost & Sullivan Report, as of December 31, 2014, the population of K-12 students, college students and working adults in China reached 180.0 million, 25.5 million and 772.5 million, respectively, and the frequency of overseas travelling of residents in China reached 107.3 million times during 2014.	99	Frost & Sullivan Report	35

W	There were 605.4 thousands students who graduated from colleges in the Philippines in 2014, according to the Frost & Sullivan Report, forming a large pool of well-educated teacher candidates.	101	Frost & Sullivan Report	27

X	However, our pay is highly competitive with other comparable opportunities in the Philippines, such as call centers and public school teachers, who in 2014 provided average monthly salaries of US$495.7 and US$412.8, respectively, according to the Frost & Sullivan Report.	106	Frost & Sullivan Report	24

Y	In addition, according to the Frost & Sullivan report, the number of Filipinos working in call centers, where they are constantly exposed to Western culture, reached 872.3 thousand by the end of 2014.	101	Frost & Sullivan Report	25

Z	According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2013, 2014 and 2015 were increases of 2.5%, 1.5% and 1.6%, respectively.	96	Consumer Price Index for December 2013, 2014 and 2015 (Source: National Bureau of Statistics of China)	N/A

AA	According to the Philippine Statistics Authority, the year-over-year headline inflation rates in the Philippines for June 2013, 2014 and 2015 were 2.7%, 4.4% and 1.2%, respectively.	96	Year-on-Year Inflation Rates in the Philippines, All Items, January 2010 - December 2015 (Source: Philippine Statistics Authority)	N/A